UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

June 21, 2005

Date of Report (Date of earliest event reported)

Commission File Number: 000-27743



PAC-WEST TELECOMM, INC.
(Exact name of registrant as specified in its charter)

California	**68-0383568**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1776 W. March Lane, Suite 250	
Stockton, California	**95207**
(Address of principal executive offices)	(Zip Code)

(209) 926-3300
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure.

On June 21, 2005 Hank Carabelli, President and CEO of Pac-West Telecomm, Inc. made the following comments in response to questions from the audience during the Company's Annual Shareholder Meeting.

In response to a question regarding future expansion, Mr. Carabelli stated: "In the coming months [Pac-West] will be considering options on how to address the desires of certain of our current customer base to see us expand beyond our current footprint."

In response to questions regarding the state of competition in the industry, Mr. Carabelli stated: "Qwest [Communications Corporation], an ILEC, is the largest customer of [our] managed modem services. As the telecomm industry changes in response to new technologies, our main competition may no longer be the ILECs, but rather companies such as Level 3 [Communications], which is also a customer of Pac-West."

In response to a question regarding stock price, Mr. Carabelli stated: "Although I don't know for sure, I believe that the 350,000 vested options that pertained to employees who were terminated as a result of the sale of our SME customers to [US] TelePacific [Corporation] have been recently exercised. They had a window of time [in which] to exercise their options or [the options] have no value."

The information in this Current Report shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subjected to the liabilities of that Section. The information in this Current Report shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

PAC-WEST TELECOMM, INC.
(Registrant)

Dated: June 21, 2005

By: /s/ Peggy Mc Gaw

Peggy Mc Gaw
Vice President Finance